                           UNITED ROAD SERVICES, INC.
                             17 Computer Drive West
                             Albany, New York 12205

                   INFORMATION STATEMENT PURSUANT TO SECTION
                    14(f) OF THE SECURITIES EXCHANGE ACT OF
                        1934 AND RULE 14(f)-1 THEREUNDER

                   REPORT OF CHANGE IN MAJORITY OF DIRECTORS
                    IN CONNECTION WITH PENDING TRANSACTIONS

                               ----------------

   This information statement is being mailed on or about June 14, 2000, to the holders of record, as of May 26, 2000, of shares of common stock, par value $0.01 per share (the "Common Stock") of United Road Services, Inc., a Delaware corporation (the "Company"). You are receiving this information statement in connection with the anticipated appointment of persons (the "Blue Truck Nominees") designated by Blue Truck Acquisition, LLC, a Delaware limited liability company ("Blue Truck") to a majority of the seats on the board of directors of the Company (the "Board of Directors" or the "Board") in connection with Blue Truck's purchase of $25,000,000 worth of the Company's newly issued series A participating convertible preferred stock, par value $0.001 per share (the "Series A Preferred Stock").

   Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") together with Rule 14(f)-1 promulgated thereunder require the Company to provide its stockholders and the Securities and Exchange Commission (the "SEC") with the information set forth in this information statement not less than ten days prior to the date on which the election of the Blue Truck Nominees will occur, or such other time period as may be established by the SEC. No actions are required by the stockholders of the Company in connection with any election of directors nominated by Blue Truck to the Board. Nevertheless, you are urged to read this information statement carefully and in its entirety.

Forward-Looking Statements

   From time to time, in written reports and oral statements, management may discuss its expectations regarding the Company's future performance. Generally, these statements relate to business plans or strategies, projected or anticipated benefits or other consequences of such plans or strategies or other actions taken or to be taken by the Company, including the impact of such plans, strategies or actions on the Company's results of operations or components thereof, projected or anticipated benefits from operational changes, acquisitions or dispositions made or to be made by the Company, or projections, involving anticipated revenues, costs, earnings or other aspects of the Company's results of operations. The words "expect," "believe," "anticipate," "project," "estimate," "intend" and similar expressions, and their opposites, are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance but rather are based on currently available competitive, financial and economic data and management's operating plans. These forward-looking statements involve risks and uncertainties that could render actual results materially different from management's expectations. Such risks and uncertainties include, without limitation, the availability of capital to fund operations, including expenditures for new equipment, risks related to the Company's limited operating history, risks related to the Company's ability to successfully implement its revised business strategy, the loss of significant customers and contracts, changes in applicable regulations, including but not limited to, various federal, state and local laws and regulations regarding equipment, driver certification, training, recordkeeping and workplace safety, risks related to the Company's ability to integrate acquired companies, risks related to the adequacy, functionality, sufficiency and cost of the Company's information systems, potential exposure to environmental and other unknown or contingent liabilities, risks associated with the Company's labor relations, changes in the general level of demand for towing, recovery and transport services, price changes in response to competitive factors, seasonal and other variations in the demand for towing, recovery and transport services, general economic conditions, and other risk factors (the "Risk Factors") described from time to time in the Company's reports filed with the Securities and Exchange Commission (the "SEC").

   All statements herein that are not statements of historical fact are forward-looking statements. Although management believes that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that those expectations will prove to have been correct. Certain other important factors that could cause actual results to differ materially from management's expectations ("Cautionary Statements") are disclosed in this information statement and in the other filings of the Company with the SEC. All written forward-looking statements by or attributable to management in this information statement are expressly qualified in their entirety by the Risk Factors and the Cautionary Statements. Investors must recognize that events could turn out to be significantly different from what management currently expects.

Information Relating to the Company's Common Stock

   As of June 13, 2000, the authorized capital stock of the Company consisted of 3,500,000 shares of Common Stock of which 1,921,077 shares were issued and outstanding and 5,000,000 shares of preferred stock, par value $0.001 per share, of which no shares were issued and outstanding. Assuming a purchase price of $53.74 per share of Series A Preferred Stock (based upon the average of the last reported sale prices per share of the Common Stock for the 30 consecutive trading days immediately preceding June 13, 2000), Blue Truck is expected to acquire approximately 465,203 shares of Series A Preferred Stock, representing beneficial ownership of approximately 70.8% of the Company's Common Stock.

Change of Control Transaction

   On April 14, 2000, the Company and Blue Truck entered into a stock purchase agreement which was amended on May 26, 2000 (as amended, the "Purchase Agreement") pursuant to which Blue Truck has agreed to purchase and the Company has agreed to sell $25,000,000 worth of shares of Series A Preferred Stock, subject to the satisfaction of certain terms and conditions described more fully in the Company's proxy statement filed with the SEC on June 13, 2000 (the "Proxy Statement"), under the heading "Proposal No. 1: The Preferred Stock Transactions--The KPS Transaction--The KPS Purchase Agreement--Conditions of Purchase" and "--Conditions of Sale." Blue Truck has informed the Company that the source of the funds to be used for the purchase of the Series A Preferred Stock will be a cash contribution by Blue Truck's sole member, KPS Special Situations Fund, L.P. ("KPS").

   Pursuant to the Purchase Agreement and in accordance with the terms of an investors' agreement (the "Investors' Agreement") to be entered into by the Company and Blue Truck at the closing of the transactions contemplated by the Purchase Agreement (the "Closing"), the Blue Truck Nominees will be appointed to the Board at the Closing.

   As a result, a sufficient number of the Company's current directors will resign and be replaced with the Blue Truck Nominees so that the Blue Truck Nominees will constitute a majority of the Board. Immediately after the Closing, the Board of Directors is expected to consist of eleven members, including six directors to be designated by Blue Truck and five of the Company's current directors (of which two persons shall be directors nominated by Charter URS LLC ("Charterhouse") pursuant to an investors' agreement between the Company and Charterhouse, dated as of November 19, 1998 (as amended, the "Charterhouse Investors Agreement")).

   From and after the Closing, the Board will maintain an independent committee, consisting of one of the directors nominated by the vote of the holders of a majority of the outstanding shares of the Series A Preferred Stock (the "Majority Holders") and all of the members of the Board of Directors who are not Blue Truck Nominees. The Majority Holders will be entitled to nominate the number of directors which the Original Holders will be entitled to designate and the remaining members of the Board of Directors will be nominated by the independent committee. At each meeting of the Company's stockholders at which directors are elected, the director nominees proposed by the Company will include the nominees designated by the Majority Holders and the nominees of the independent committee. So long as Charterhouse is entitled to nominate members of the Board of Directors, the Charterhouse nominees will be included among the nominees of such independent committee.

 Control of the Board

   Subsequent to the Closing, in accordance with the terms of the Investors' Agreement and the certificate of powers, designations, preferences and rights of the Series A Preferred Stock (the "Certificate of Designations") to be filed, at the Closing, by the Company with the Secretary of State of the State of Delaware, Blue Truck will be entitled to designate certain members of the Board of Directors as follows:

     (a) For so long as Blue Truck or certain of its affiliates (the "Original Holders") own at least 50% of the Series A Preferred Stock acquired by Blue Truck pursuant to the Purchase Agreement (and adjusted for any shares of the Company's capital stock purchased directly from the Company by Blue Truck following the Closing (collectively, the "Original Holders Shares")), the Majority Holders will be entitled to designate a majority of the members of the Board of Directors.

     (b) If the Original Holders ever own less than 50% of the Original Holders Shares but at least 25% of the Original Holders Shares, and regardless of whether the Original Holders subsequently regain ownership of 50% or more of such shares, the Majority Holders will thereafter be entitled to designate three members of the Board of Directors.

     (c) If the Original Holders ever own less than 25% of the Original Holders Shares but at least 10% of the Original Holders Shares, and regardless of whether the Original Holders subsequently regain ownership of 25% or more of such shares, the Majority Holders will thereafter be entitled to designate one member of the Board of Directors.

     (d) If the Original Holders ever own less than 10% of the Original Holders Shares, and regardless of whether the Original Holders subsequently regain ownership of 10% or more of such shares, the Majority Holders will thereafter not be entitled to designate any members of the Board of Directors.

   The foregoing provisions relating to election of directors are summarized in the following table:

         Percentage of Series A
         Preferred Stock
         Owned by the Original Holders     Number of Directors
         -----------------------------     -------------------
         50% or more                     A majority of the Board
         At least 25% but less than 50%           Three
         At least 10% but less than 25%            One
         Less than 10%                            None

   As a result, as long as the Original Holders own at least 50% of the Original Holders Shares and a majority of the shares of the Series A Preferred Stock, Blue Truck will retain control of the Board and decide the outcome of most matters to be determined by the Board of Directors.

 Control of the Vote on Matters Submitted to Stockholders

   Except with respect to certain elections of directors (as described below), holders of Series A Preferred Stock will be entitled to vote on all matters presented to a vote of the stockholders of the Company, voting together with holders of the Common Stock as a single class (other than matters required to be submitted to a class or series vote pursuant to the General Corporation Law of the State of Delaware or the Company's Certificate of Incorporation or By-
laws).

   At any time that (i) the Majority Holders are not entitled to designate at least three members of the Board of Directors, or (ii) any person solicits proxies or consents in support of or seeking the election of any director who has not been nominated by the Board of Directors, then the holders of Series A Preferred Stock will be entitled to vote in the election of the directors of the Company (so long as, in the case of clause (ii) above, such vote is in favor of the Board's nominees).

   The holder of each share of Series A Preferred Stock shall be entitled to the number of votes equal to the number of full shares of Common Stock into which such share of Series A Preferred Stock could be converted on the record date for such vote. Fractional votes will not, however, be permitted and any fractional votes resulting from the foregoing formula (after aggregating all shares of Common Stock into which shares of Series A Preferred Stock held by each holder could be converted) will be rounded to the nearest whole number. As a result, immediately after the Closing, Blue Truck will be able to control the vote on all matters submitted to the stockholders of the Company other than certain elections of directors as described above.

 Certain Fees

   At the Closing, the Company will pay KPS Management, LLC, an affiliate of Blue Truck and KPS ("KPS Management"), a transaction fee of $2,500,000.

   Following the Closing, the Company will pay KPS Management an annual management fee of (a) $1,000,000, payable quarterly, for so long as holders of the Series A Preferred Stock have the right under the Investors' Agreement or the Certificate of Designations to designate a majority of the Company's directors, or (b) $500,000, payable quarterly, for so long as holders of the Series A Preferred Stock have the right under the Investors' Agreement or the Certificate of Designations to designate at least three of the Company's directors. No management fee will be payable in the event holders of the Series A Preferred Stock do not have the right under the Investors' Agreement or the Certificate of Designations to designate at least three of the Company's directors.

Continuing Directors

   Following the appointment of the Blue Truck Nominees, there will be five continuing directors of the Company. The name, age and present principal occupation or employment, and material occupations, positions, offices or employment for the past give years, of each continuing director are set forth below:

   Robert L. Berner, III, 38, has served as a director since December 1998. Mr. Berner is a Managing Director of Charterhouse Group International, Inc. ("Charterhouse International") and a member of its Investment Committee. Mr. Berner joined Charterhouse International in January 1997. From 1986 through December 1996, Mr. Berner was a Principal in the Mergers and Acquisitions Department at Morgan Stanley & Co., Incorporated.

   Gerald R. Riordan, 51, has served as a director and as the Company's Chief Executive Officer since October 1999 and as the Company's Secretary since November 1999. Between December 1997 and October 1999, Mr. Riordan was an entrepreneur pursuing private investments in real estate and other ventures. From October 1996 to December 1997, he was President and Chief Operating Officer of Ryder TRS, Inc. (not owned by Ryder System, Inc.), a truck rental company. From 1995 to October 1996, Mr. Riordan served as President of Ryder Consumer Truck Rental and Ryder Student Transportation Services.

   Edward W. Morawski, 51, has served as a director and as a Vice President of the Company since May 1998. In 1977, Mr. Morawski founded Northland Auto Transporters, Inc. and Northland Fleet Leasing, Inc. (collectively, "Northland"), one of the businesses acquired by the Company in connection with its initial public offering (all such businesses collectively, the "Founding Companies"), and served as the President of Northland from inception until its acquisition by the Company in May 1998.

   Michael S. Pfeffer, 36, has served as a director since March 1998. Mr. Pfeffer has been a Senior Vice President of Charterhouse International since May 1998. From September 1996 to May 1998, Mr. Pfeffer served in executive positions in the equity capital group of General Electric Capital Corporation, most recently as Senior Vice President. From August 1993 to September 1996, Mr. Pfeffer was Vice President of Charterhouse Environmental Capital Group.

   Todd Q. Smart, 35, has served as a director since May 1998. Mr. Smart founded Absolute Towing and Transporting, Inc. ("Absolute"), one of the Founding Companies, and served as the President of Absolute from inception until its acquisition by the Company in May 1998. Mr. Smart provided the Company with acquisition-related consulting services from May 1998 though September 1999. Since June 1998, Mr. Smart has operated an official police garage in Los Angeles, California.

   Messrs. Berner and Pfeffer were nominated by Charterhouse to serve as directors of the Company pursuant to the provisions of the Charterhouse Investors Agreement.

Resigning Directors

   At the Closing, the following directors will resign so that certain of the Blue Truck Nominees may be appointed in their place: Richard A. Molyneux, Merril M. Halpern, Grace M. Hawkins, and Mark J. Henninger.

Blue Truck Nominees

   The name, age and present principal occupation or employment, and material occupations, positions, offices or employment for the past five years, of each person whom Blue Truck has nominated to serve on the Board of Directors effective as of the Closing are set forth below. Blue Truck has informed the Company that each of such persons has consented to act as a director.

   Eugene J. Keilin, 57, is a founding principal of KPS and of Keilin & Co. LLC ("Keilin"), an investment banking firm specializing in providing financial advisory services in connection with mergers, acquisitions, restructurings and turnaround transactions, often on behalf of employee groups. Mr. Keilin is Chairman of the board of directors of Blue Ridge Paper Products, Inc. ("Blue Ridge"), a leading manufacturer of envelope-grade paper and board used in liquid packaging, and serves on the board of directors of Blue Heron Paper Company ("Blue Heron") a manufacturer of newsprint and groundwood paper products. Prior to founding Keilin, Mr. Keilin was a General Partner of Lazard Freres & Co. Mr. Keilin was Chairman of the Municipal Assistance Corporation for the City of New York from 1993-1995, an agency created in 1975 to deal with New York City's financial crisis. Mr. Keilin is a Chairman of the Citizens Budget Commission, a Trustee of the Brooklyn Museum, and serves on the board of directors of Concern Worldwide, U.S. Mr. Keilin attended Rice University and Harvard Law School.

   Michael G. Psaros, 33, is a founding principal of KPS and a principal of Keilin. Mr. Psaros serves on the boards of directors of the following companies: Blue Ridge, Blue Heron, and Golden Northwest Aluminum Corp., a producer of primary and extruded aluminum products. Mr. Psaros was formerly an investment banker with Bear, Stearns & Co., Inc. Mr. Psaros graduated from Georgetown University and attended Sofia University in Tokyo, Japan.

   David Shapiro, 38, is a founding principal of KPS and a principal of Keilin. Mr. Shapiro is Chairman of the board of directors of Blue Heron and serves on the board of directors of Blue Ridge. Mr. Shapiro was formerly an investment banker at Drexel Burnham Lambert Incorporated and Dean Witter Reynolds, Inc. Mr. Shapiro graduated from the University of Michigan and received an M.B.A. from the University of Chicago Graduate School of Business.

   Stephen Presser, 40, joined KPS as a member and general counsel in 1998. Mr. Presser is also a principal of Keilin. Mr. Presser is a member of the board of directors of Blue Ridge and Blue Heron. Prior to joining KPS, Mr. Presser was a partner in the law firm of Cohen, Weiss and Simon of New York, New York. Mr. Presser received an A.B. and an M.A. from Brown University in 1981 and a J.D. from the Harvard Law School in 1984.

   Raquel Palmer, 27, is an associate of KPS and of Keilin. Ms. Palmer serves on the board of directors of Blue Ridge and Blue Heron. Ms. Palmer was formerly an investment banker with Kidder, Peabody & Co. Ms. Palmer is a graduate of Stanford University.

   Brian Riley, 30, has been an associate of KPS and of Keilin since August, 1993. Mr. Riley serves on the board of directors of Blue Ridge and Blue Heron. Prior to joining KPS, Mr. Riley was an investment banker in the Mergers and Acquisitions Department of Smith Barney, Harris & Upham. Mr. Riley is a graduate of the University of Pennsylvania's Wharton School.

   The Company has been advised by Blue Truck that, to the best of Blue Truck's knowledge, none of the Blue Truck Nominees, (i) is currently a director of, or holds a position with, the Company, (ii) has a familial relationship with any of the directors or executive officers of the Company, (iii) beneficially owns any securities (or rights to acquire securities) of the Company, (iv) is a party adverse to the Company or any of its subsidiaries, or has a material interest adverse to the Company or any of its subsidiaries, in any legal proceeding, or (v) has been involved in any transactions with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Board of Directors following the Closing

   Following the closing of the transactions contemplated by the Purchase Agreement, it is expected that the Board of Directors will be constituted as follows:


                                      Class III
      Class II Directors              Directors                  Class I Directors
      with terms expiring             with terms                     with terms
            in 2000                expiring in 2001               expiring in 2002
      -------------------         ------------------             ------------------
     Robert L. Berner, III        Edward W. Morawski             Gerald R. Riordan
         David Shapiro              Todd Q. Smart                Michael S. Pfeffer
         Raquel Palmer             Eugene J. Keilin                Michael Psaros
                                     Brian Riley                  Stephen Presser

Executive Officers

   The following table sets forth certain information with respect to the executive officers of the Company who are not directors of the Company:

 Executive Officers Who Are Not Directors

   Donald J. Marr, 41, has served as Senior Vice President and Chief Financial Officer of the Company since January 1998. From 1986 through 1997, Mr. Marr held a series of management positions with KeyCorp, most recently as Senior Vice President, Planning and Analysis. Mr. Marr is a certified public accountant. From 1984 to 1986, Mr. Marr held various positions at the accounting firm currently known as PricewaterhouseCoopers. Prior to 1984, Mr. Marr served as a logistics specialist in the United States Navy.

   Michael A. Wysocki, 46, has been President of the Company's Transport Business Unit since January 2000. Mr. Wysocki founded MPG Transco, Ltd., a Livonia, Michigan based auto transport company ("MPG") in 1973, and served as its President and Chief Executive Officer from inception until MPG was acquired by the Company in January 1999. From January 1999 until January 2000, Mr. Wysocki served as general manager of the Company's MPG division. Since July 1985, Mr. Wysocki has been the Chief Executive Officer of Translesco, Inc., a corporation that leases employees to MPG ("Translesco").

   Harold W. Borhauer II, 51, has been President of the Company's Towing and Recovery Business Unit since January 2000. In 1983, Mr. Borhauer founded Arizona's Towing Professionals, Inc., which does business as Shamrock Towing ("Shamrock"), a Phoenix, Arizona based towing and recovery company that was acquired by the Company in March 1999. Mr. Borhauer served as Shamrock's Chief Executive Officer from 1983 until its acquisition by the Company. From March 1999 until January 2000, Mr. Borhauer served as general manager of the Company's Shamrock division.

Organization and Remuneration of Board of Directors

   The Board of Directors held nine meetings during the fiscal year ended December 31, 1999 and also acted from time to time by unanimous written consent. Each director attended at least 75% of all of the meetings held by the Board of Directors and any committees on which said director served.

   As compensation for service as a director of the Company, each director who is not an employee of the Company or any of its subsidiaries or affiliated with Charterhouse is entitled to receive (i) upon election as a director and on the date of each annual meeting of the Board of Directors thereafter, a grant of options to purchase 2,000 shares of Common Stock at the fair market value on the date of grant, and (ii) cash compensation of $2,500 for each meeting attended in person and $750 per each meeting in which the director participates by telephone. In addition, all directors are reimbursed for their out-of-pocket expenses incurred in connection with attending meetings of the Board of Directors and committees thereof.

   In addition, each director who is neither an officer nor an employee of the Company (i) is entitled to receive upon accepting the position of chairman of a committee of the Board of Directors (or, as of September 30, 1999, with respect to directors who were committee chairmen on that date), a grant of options to purchase 250 shares of the Company's Common Stock pursuant to the 1998 stock option plan, and (ii) who serves on a committee of the Board of Directors is entitled to receive $500 in cash (the "Committee Fee") for each committee meeting attended by such director; provided that no Committee Fee shall be payable to any director unless and until the closing price of the Common Stock exceeds $50.00 per share for five consecutive trading days following the date of the meeting to which the Committee Fee relates.

   During 1999, Ms. Hawkins and Messrs. Henninger, Smart and Molyneux each received options to purchase 2,000 shares of Common Stock in connection with their service on the Board of Directors. Mr. Molyneux was also awarded, as of September 30, 1999, (i) options to purchase 7,500 shares of Common Stock in connection with his appointment as Chairman of the Board of Directors, and (ii) options to purchase an aggregate of 750 shares of Common Stock in connection with his service as Chairman of the Company's audit, compensation and independent committees. As of September 30, 1999, Mr. Smart was also awarded options to purchase 250 shares of Common Stock in connection with his service as Chairman of the Company's executive committee. The Company also has consulting or employment agreements with certain directors. See the section of this information statement entitled "Certain Relationships and Related Transactions."

   The Board of Directors has an audit committee and a compensation committee.

 Audit committee

   The audit committee reviews with the Company's independent auditors the scope of their annual and interim examinations and consults with the auditors during any audit when appropriate. The audit committee is also responsible for
(i) making recommendations to the Board of Directors with respect to the independent auditors who conduct the annual examination of the Company's accounts, (ii) reviewing the scope of the annual audit and meeting periodically with the Company's independent auditors to review their findings and recommendations, (iii) approving major accounting policies or changes thereto, and (iv) periodically reviewing the Company's principal internal financial controls. The audit committee held three meetings during the fiscal year ended December 31, 1999. The current members of the audit committee are Messrs. Molyneux, Pfeffer and Smart.

 Compensation Committee

   The compensation committee (i) develops and monitors compensation arrangements for the executive officers of the Company based upon recommendations of the Chief Executive Officer, in the case of executives other than the Chief Executive Officer, (ii) reviews the compensation of any employee of the Company whose compensation exceeds $100,000 per annum, (iii) adopts amendments to all of the Company's employee benefit plans intended to qualify under Section 401(a) of the Internal Revenue Code of 1986, as amended,
(iv) administers the Company's 1998 stock option plan and (v) performs such other activities and functions related to executive compensation as the Board of Directors may from time to time direct. The compensation committee held one meeting during the fiscal year ended December 31, 1999, and acted from time to time by unanimous written consent. The current members of the compensation committee are Ms. Hawkins, Mr. Henninger and Mr. Molyneux.

   Compensation Committee Interlocks and Insider Participation. As of December 31, 1999, the compensation committee of the Board of Directors consisted of Ms. Hawkins, and Messrs. Molyneux and Henninger. Mr. Henninger was appointed to the compensation committee after the resignation of Donald J. Moorehead, Jr. from the Board of Directors as of September 30, 1999. No member of the compensation committee was an officer or employee of the Company or its subsidiaries during 1999, or an officer of the Company or its subsidiaries at any time prior to 1999. During 1999, none of the Named Executive Officers (as defined in this information statement under the heading "Executive Compensation--Summary Compensation Table") served as a director or member of the compensation committee of another entity, one of whose executive officers served as a director or member of the compensation committee of the Company. Mr. Henninger has certain agreements with the Company described under the section below entitled "Certain Relationships and Related Transactions."

Executive Compensation

 Summary Compensation Table

   The following table presents summary information concerning the compensation of (i) all individuals who served as the Company's Chief Executive Officer ("CEO") during 1999 and (ii) the Company's four most highly compensated officers during 1999 other than the CEO (together, the "Named Executive Officers") for services rendered to the Company and its subsidiaries during the fiscal years 1998 and 1999. Other than the Named Executive Officers, no executive officer of the Company received salary and bonus payments exceeding $100,000 in the aggregate during fiscal year 1999. No compensation was paid by the Company to the Named Executive Officers during fiscal year 1997.

                                                        Securities
                                                        Underlying  All Other
Name                              Year  Salary   Bonus   Options   Compensation
----                              ---- -------- ------- ---------- ------------
Gerald R. Riordan(1)............. 1999 $ 61,539     --    75,000     $ 4,575(2)
 Chief Executive Officer

Edward T. Sheehan(3)............. 1999  118,850     --       --      196,539(4)
 Former Chief Executive Officer   1998  141,678     --     9,000         --

Donald J. Marr................... 1999   74,827 $66,042    5,000         --
 Chief Financial Officer          1998   75,000  50,000   12,500         --

Allan D. Pass, Ph.D(5)........... 1999  222,115     --       --          --
 Former Chief Operating Officer   1998  125,765     --    15,500       8,887(2)

Robert J. Adams, Jr.(6).......... 1999  174,615     --       --        7,692(7)
 Former Chief Acquisition Officer 1998  110,002     --    11,000       4,554(8)

--------
(1) Mr. Riordan's employment with the Company began as of October 11, 1999.
(2) Consists of housing expenses paid by the Company on behalf of the Named Executive Officer.
(3) Mr. Sheehan was employed by the Company from October 1997 until June 21,
    1999.
(4) Consists of (i) $26,923 representing previously unpaid salary for Mr. Sheehan's service to the Company for the period from February 26, 1998 to May 15, 1998, (ii) $17,308 representing reimbursement for vacation time accrued but unused by Mr. Sheehan, and (iii) $152,308 in severance payments made pursuant to the Employment Termination and Release Agreement between the Company and Mr. Sheehan.
(5) Dr. Pass' employment with the Company began as of April 20, 1998. From January 1, 1998 through April 19, 1998, Dr. Pass provided consulting services to the Company. Dr. Pass terminated his employment agreement with the Company effective as of December 15, 1999.
(6) Mr. Adams' employment with the Company began as of June 1, 1998. From February 1, 1998 through June 1, 1998, Mr. Adams provided acquisition-related consulting services to the Company. Mr. Adams terminated his employment agreement with the Company effective as of December 15, 1999.
(7) Consists of severance payments made to Mr. Adams pursuant to his Amended and Restated Employment Agreement with the Company.
(8) Consists of relocation expenses paid by the Company on behalf of the Named Executive Officer.

 Option Grants in 1999

   The following table sets forth information concerning stock option grants to Mr. Riordan and Mr. Marr during 1999. None of the other Named Executive Officers received grants of stock options during 1999.

                                                                                  Potential Realizable
                                                                                    Value at Assumed
                                          Percentage of                           Annual Rates of Stock
                                          Total Options                            Price Appreciation
                         Number of Shares  Granted to                              for Option Term(1)
                            Underlying    Employees in  Exercise Price Expiration ---------------------
     Name                Options Granted   Fiscal Year   (per share)      Date        5%        10%
     ----                ---------------- ------------- -------------- ---------- ---------- ----------
Gerald R. Riordan.......      75,000(2)       66.0          $29.06      10/11/09  $1,370,250 $3,476,250
Donald J. Marr..........       5,000(3)        4.4           33.13        9/1/09     104,200    264,000

--------
(1) Represents the potential realizable value of each grant of options assuming that the market price of the underlying securities appreciates in value from the date of grant to the end of the option term at the rates of 5% and 10% compounded annually.
(2) All of such options were issued at fair market value on October 11, 1999 and vest over a period of three years at a rate of 33 1/3% per year beginning on October 11, 2000.
(3) All of such options were granted pursuant to the 1998 stock option plan, were issued at fair market value on September 1, 1999 and were fully vested on the date of grant.

 Fiscal Year-End Option Values

   The following table sets forth information concerning the number of shares of Common Stock underlying exercisable and unexercisable options held by the Named Executive Officers as of December 31, 1999. The exercise price for each of these options exceeded the fair market value of such options based on the last reported sale price of the Common Stock on December 31, 1999 ($1.625 per share, equivalent to $16.25 per share after giving effect to the ten for one reverse stock split effected by the Company as of May 4, 2000) and, therefore, the options had no value as of such date. No options were exercised by any of the Named Executive Officers during 1999.

                                                      Exercisable Unexercisable
           Name                                         Options      Options
           ----                                       ----------- -------------
       Gerald R. Riordan.............................      --        75,000
       Donald J. Marr................................    9,167        8,333
       Edward T. Sheehan.............................    3,000        6,000
       Allan D. Pass, Ph.D...........................    5,167       10,333
       Robert J. Adams, Jr...........................    3,667        7,333

 Employment Agreements

   Below is a discussion of the existing employment agreements with each of the Named Executive Officers prior to the Closing.

   The Company's employment agreement with Mr. Riordan, which was effective as of October 11, 1999, has an initial term of three years with an evergreen extension continuing after the initial term unless either the Company or Mr. Riordan provides ten days' notice of termination. Pursuant to this agreement, Mr. Riordan is entitled to receive an annual salary of not less than $300,000. The terms of the agreement require the Company to pay Mr. Riordan a termination fee (over a period of 24 months) equal to approximately two times his annual salary and bonus if (i) the agreement is terminated without "Cause" (as defined in Mr. Riordan's employment agreement) by the Company, or (ii) the agreement is terminated by Mr. Riordan following the Company's assignment to him of regular duties, responsibilities or status which the Board of Directors determines, in good faith, to be materially inconsistent with, or a reduction or alteration in the nature and status of, Mr. Riordan's duties, responsibilities and status as set forth in the agreement. In addition, all stock options pursuant to any of the Company's stock option plans granted to Mr. Riordan prior to the effective date of such a termination will continue to vest as if such termination had not occurred, and he will be entitled to continue to receive health, life and disability insurance benefits for a period of two years after termination. Upon the occurrence of a "Change of Control" (as defined in Mr. Riordan's employment agreement) of the Company, Mr. Riordan has the option, exercisable within one year after the Change of Control, to terminate his employment agreement and receive a lump sum payment equal to approximately three times his base salary and bonus. Upon such an event, he will be entitled to continue to receive health, life and disability insurance benefits for a period of three years thereafter. Regardless of whether Mr. Riordan terminates his employment agreement after a Change of Control, all of his stock options that are unvested as of the effective date of a Change of Control will become immediately vested and exercisable. The agreement contains a covenant prohibiting Mr. Riordan from competing with the Company for a period of one year following any expiration or termination of the agreement. The agreement also provides for customary benefits and perquisites.

   The Company's employment agreement with Mr. Marr, which was effective as of September 8, 1999, expires on October 11, 2000. Pursuant to his employment agreement, Mr. Marr is entitled to receive annual compensation of not less than $180,000, subject to an annual increase at the discretion of the compensation committee of the Board of Directors. Mr. Marr is also entitled to an additional annual bonus at the discretion of the compensation committee. The agreement requires the Company to pay Mr. Marr a termination fee (over a period of one year) equal to his base salary at the time of termination and his bonus, if any, for the year immediately preceding termination, if (i) the agreement is terminated without "Cause" (as defined in Mr. Marr's employment agreement) by the Company, (ii) the agreement is terminated by Mr. Marr following the Company's assignment to him of regular duties, responsibilities or status which the Board of Directors determines, in good faith, to be materially inconsistent with, or a reduction or alteration in the nature and status of, Mr. Marr's duties, responsibilities and status in effect prior to such assignment, or
(iii) Mr. Marr terminates his employment within one month following a relocation of the Company's headquarters more than 45 miles from its current location. In addition, all stock options granted to Mr. Marr pursuant to any of the Company's stock option plans prior to the effective date of such a termination will continue to vest as if such termination had not occurred, and he will be entitled to continue to receive health, life and disability insurance benefits for a period of two years after termination. If after a "Change of Control" (as defined in Mr. Marr's employment agreement) of the Company, (i) Mr. Marr is assigned duties, responsibilities or status inconsistent with his duties, responsibilities or status prior to the Change of Control, (ii) Mr. Marr's salary or specified bonus is reduced, (iii) the Company or its successor fails to continue the Company's insurance, disability or option plans, or any other benefit plans, policies, practices or arrangements in which Mr. Marr participated prior to the Change of Control, or the Company or its successor fails to provide for Mr. Marr's participation in such plans or arrangements on the same basis as existed prior to the Change of Control, (iv) the Company fails to obtain a satisfactory agreement from its successor to assume Mr. Marr's employment agreement, (v) Mr. Marr's employment is terminated for any reason other than for Cause, or (vi) the persons who were directors of the Company immediately prior to the Change of Control cease to constitute a majority of the Board of Directors of the Company following such transaction, Mr. Marr has the option, exercisable until October 11, 2000, to terminate his employment agreement and receive a lump sum payment equal to approximately three times his base salary and bonus. In such event, he will be entitled to continue to receive health, life and disability insurance benefits for a period of three years after such termination. Regardless of whether Mr. Marr terminates his employment agreement after a Change of Control, all of his stock options that are unvested as of the effective date of a Change of Control will become immediately vested and exercisable. The agreement contains a covenant prohibiting Mr. Marr from competing with the Company for a period of one year following any expiration or termination of his agreement. The agreement also provides for customary benefits and perquisites.

   The Company had an employment agreement with Mr. Sheehan that provided Mr. Sheehan with an annual base salary of not less than $300,000. On June 21, 1999, Mr. Sheehan's employment agreement was terminated and the Company and Mr. Sheehan entered into an Employment Termination and Release Agreement. Under the termination agreement, Mr. Sheehan received (i) a lump sum payment equal to $26,923 representing previously unpaid salary for Mr. Sheehan's service to the Company for the period of February 26, 1998 to May 15, 1998, and (ii) a lump sum payment equal to $17,308 for unused vacation. Pursuant to the agreement, Mr. Sheehan is entitled to a severance payment of $600,000 payable over a two year period in equal installments. In addition, the agreement provides that all stock options granted to Mr. Sheehan pursuant to any of the Company's stock option plans prior to the termination of Mr. Sheehan's employment will continue to vest as if such termination had not occurred, and that Mr. Sheehan is entitled to continue to receive medical, life, dental and disability insurance benefits for a period of five years after termination. The agreement further provides that all shares of Common Stock purchased by Mr. Sheehan pursuant to the Stock Purchase and Restriction Agreement, dated November 1997, between the Company and Mr. Sheehan shall be considered fully "vested" under such agreement as of the date of termination, and that the Company shall have no right to repurchase such shares. The agreement contains a covenant prohibiting Mr. Sheehan from competing with the Company for a period of two years following the termination of his employment.

   The Company had employment agreements with Dr. Pass and Mr. Adams which were terminated by said individuals as of December 15, 1999. Each of these agreements had an initial term of three years with an evergreen extension continuing after the initial term unless either the Company or such individual provided ten days' notice of termination. Pursuant to these employment agreements, Dr. Pass and Mr. Adams were entitled to receive an annual salary of not less than $250,000 and $200,000, respectively. The terms of the agreements required the Company to pay Dr. Pass and Mr. Adams a termination fee equal to approximately two times such individual's salary and bonus if (i) such individual's agreement was terminated without "Cause" (as defined in the employment agreements of Dr. Pass and Mr. Adams, respectively) by the Company,
(ii) the Board of Directors determined in good faith that such individual had been assigned duties, responsibilities or status materially inconsistent with the duties, responsibilities and status set forth in his employment agreement, or (iii) if such individual terminated his employment with the Company within six months after any termination of Mr. Sheehan's employment with the Company. The agreements also provided that, upon any such event, all stock options granted to such individuals pursuant to any of the Company's stock option plans prior to the effective date of termination would continue to vest as if such termination had not occurred and such individuals would be entitled to continue to receive health, life and disability insurance benefits for a period of two years after termination. Each agreement also contained a covenant prohibiting Dr. Pass and Mr. Adams from competing with the Company for a period of one year following any expiration or termination of the agreement.

Compensation Committee Report on Executive Compensation

   The following is a report from the compensation committee describing the policies pursuant to which compensation was paid to executive officers of the Company for performance during 1999.

 Compensation Philosophy and Approach

   Generally, the Company seeks to attract, retain and motivate its executive officers through a combination of base salary, incentive awards based upon individual performance and stock option awards under the Company's 1998 stock option plan and otherwise. The compensation committee believes that a substantial portion of the aggregate annual compensation of each executive officer should be influenced by the performance of the Company and the individual contribution of the executive officer.

 Base Salaries

   The Company's base salary levels are set in the employment agreements entered into between the Company and each executive officer. The compensation committee believes that the base salaries of the Company's executive officers for 1999 were generally below those for other comparable positions within the motor vehicle and equipment towing, recovery and transport service industry and similar industries. However, the Company places significant emphasis on incentive awards and stock option grants as a means of motivating and rewarding its management. The compensation committee believes that this strategy provides optimal incentives for management to create long-term shareholder value.

 Incentive Compensation Payments

   In addition to base pay, the Company's senior executives (including the Company's Chief Executive Officer) are eligible to receive bonuses and stock option awards. Bonuses and stock options are awarded by the compensation committee based upon the individual performance of each executive officer. Mr. Marr received a cash bonus of $66,042 as of December 31, 1999. Mr. Riordan earned a bonus of $100,000 for his services during 1999, 50% of which was paid in the form of Common Stock. The Company's other Named Executive Officers terminated their respective employment agreements prior to December 31, 1999 and, therefore, did not receive a bonus during 1999. Stock option grants made to the Named Executive Officers during 1999 are described in this information statement under the heading "Option Grants in 1999."

 Compensation of the Chief Executive Officer

   The compensation policies applicable to Mr. Riordan, the Company's Chief Executive Officer and Secretary, are similar to those applicable to the Company's other executive officers. The Company entered into an employment agreement with Mr. Riordan effective as of October 11, 1999, pursuant to which Mr. Riordan is scheduled to receive a base salary of no less than $300,000 per annum.

   In connection with his appointment as Chief Executive Officer, Mr. Riordan was granted a non-statutory stock option to purchase 75,000 shares of the Company's Common Stock. The option granted to Mr. Riordan vests over a period of three years, at a rate of 33 1/3% each year, beginning on October 11, 2000. The exercise price for the option was based on the fair market value of the Common Stock on the date of the grant, and the option expires after a term of ten years. In addition, pursuant to the terms of his employment agreement, Mr. Riordan was awarded a bonus consisting of $50,000 in cash and 3,077 shares of Common Stock as of January 1, 2000.

   The compensation committee believes that Mr. Riordan's base salary and overall compensation package is below or comparable to compensation received by persons in similar positions in the motor vehicle and equipment towing, recovery and transport service industry and similar industries. However, stock option grants provide a mechanism for the Chief Executive Officer, along with other senior executive officers of the Company, to benefit directly from strong management performance. Thus, a substantial portion of Mr. Riordan's total compensation is tied directly to the creation of stockholder value.

 Deductibility of Compensation in Excess of $1 Million per Year

   Section 162(m) of the Internal Revenue Code of 1986 (as amended, the "Code") in general, precludes a public corporation from claiming a tax deduction for compensation in excess of $1 million paid in any taxable year to any Named Executive Officer. Because the total compensation for executive officers of the Company was significantly below the $1 million threshold in 1999, the Board of Directors did not address the issues related to this provision in 1999. In connection with the transactions contemplated by the Purchase Agreement, the Board of Directors has proposed certain measures intended to ensure compliance with the performance-based compensation exception to the deduction limit set forth in Section 162(m) of the Code. See the section of the Proxy Statement entitled "Proposal No. 2--The Amendment to the Stock Option Plan--Compliance with Section 162(m) of the Code."

   This report by the compensation committee shall not be deemed to be incorporated by reference by any general statement incorporating by reference this information statement into any filing under the Securities Act of 1933, as amended (the "Securities Act") or the Exchange Act, and shall not otherwise be deemed filed under such Acts.

                                          Respectfully Submitted By:
                                          THE COMPENSATION COMMITTEE

                                          Grace M. Hawkins
                                          Mark J. Henninger
                                          Richard A. Molyneux

Certain Relationships And Related Transactions

   Each of Messrs. Morawski, Smart and Henninger is a former owner of a business acquired by the Company during 1998. The Company is required to make earn-out payments to these individuals for each of the years 1998 through 2002, if their respective businesses achieve target levels of net revenue. The target level of net revenue for each business, for the years 1999 through 2002, is generally 110% of the greater of its actual net revenue or its target net revenue for the prior year. If the target net revenue is achieved for a particular year, the Company must make an initial payment in Common Stock generally equal to 5% of the excess of actual net revenue over the target level. In addition, once the target level of net revenue for a particular year is met, the Company must make subsequent and equal payments in Common Stock for each year through 2002, but only if the actual net revenue for the respective subsequent year exceeds the actual net revenue for the year that the earn-out target was first achieved. None of Messrs. Morawski, Smart or Henninger received an earn-out payment based on the performance of his respective business during 1999.

   Pursuant to the agreements entered into in connection with the Company's acquisition of their respective businesses, Messrs. Morawski, Smart and Henninger have agreed not to compete with the Company for a period of five years from the date of the Company's initial public offering in defined business and geographic areas.

   In connection with the Company's purchases of their respective businesses, the Company entered into consulting agreements with Mr. Smart and Mr. Henninger. Pursuant to these agreements, Mr. Smart and Mr. Henninger were each entitled to receive a consulting fee equal to two percent (2%) of the gross revenue of each business they assisted the Company in acquiring, with the fee to be based on the acquired business' gross revenue for the twelve months immediately preceding its acquisition by the Company. These consulting agreements were terminated in September 1999. The Company made no payments to either Mr. Smart or Mr. Henninger under their consulting agreements during 1999.

   In connection with the Company's acquisition of Northland, the Company entered into an employment agreement with Mr. Morawski pursuant to which he serves as one of the Company's vice presidents for a term of three years, with an annual base salary of $150,000.

   The employment and consulting agreements described above also contain covenants not to compete for one year after termination of the agreement.

   In June 1998, Mr. Smart was awarded a contract for police towing in a police district in Los Angeles. Mr. Smart conducts these operations through a business that he controls. The Company has the option, exercisable until May 1, 2001, to buy Mr. Smart's business. The purchase price under this option is equal to 13 times the after-tax income of the business for the 12 month period prior to the exercise of the option. Mr. Henninger is also seeking the award of a contract for police towing in another district in Los Angeles. If Mr. Henninger is awarded this contract, the Company will have the right, exercisable until August 7, 2001, to buy this business on the same terms described above relating to Mr. Smart's business.

   In January 1999, the Company paid approximately $5.4 million in cash and issued approximately 50,835 shares of Common Stock to Michael A. Wysocki in consideration of the Company's acquisition of MPG. In connection with this acquisition, the Company entered into an employment agreement with Mr. Wysocki pursuant to which he served as general manager of the Company's MPG division from January 1999 until January 2000. Mr. Wysocki received a salary of $110,000 for his services under this agreement. Mr. Wysocki is the majority owner of Translesco, Inc., a corporation from which the Company leases employees to provide services to the Company's MPG division. During 1999, the Company paid Translesco approximately $10.5 million in connection with the lease of such employees. In January 2000, the Company entered into a new employment agreement with Mr. Wysocki pursuant to which Mr. Wysocki agreed to serve as President of the Company's Transport Business Unit for a term of 18 months at an annual salary of $150,000. This agreement may be extended by mutual agreement of the parties and prohibits Mr. Wysocki from competing with the

Company during the term of the agreement and for a period of two years after termination. In connection with his employment agreement, the Company granted Mr. Wysocki options to purchase 7,500 shares of Common Stock at an exercise price equal to the fair market value of the Company's Common Stock on the date of grant.

   In March 1999, the Company paid approximately $785,000 in cash and issued approximately 8,194 shares of Common Stock to Harold W. Borhauer II and his wife, Lynda A. Borhauer, in connection with the Company's acquisition of Shamrock. In consideration for this acquisition, the Company entered into two lease agreements with Mr. and Mrs. Borhauer pursuant to which the Company leases property used to conduct the Shamrock business. Mr. and Mrs. Borhauer received aggregate lease payments of $91,903 under these lease agreements in 1999. In January 2000, the Company entered into an employment agreement with Mr. Borhauer pursuant to which Mr. Borhauer agreed to serve as President of the Company's Towing and Recovery Division for a term of 18 months at an annual salary of $125,000. This agreement may be extended by mutual agreement of the parties and prohibits Mr. Borhauer from competing with the Company during the term of the agreement and for a period of two years after termination. In connection with this agreement, the Company granted Mr. Borhauer options to purchase 6,000 shares of Common Stock at an exercise price equal to the fair market value of the Company's Common Stock on the date of grant.

   On November 9, 1998, Charterhouse and the Company entered into a purchase agreement (the "1998 Charterhouse Purchase Agreement") relating to, among other things, the purchase of the Company's 8% Convertible Subordinated Debentures due 2008 (the "1998 Debentures"). The aggregate amount of the outstanding principal of, and all accrued interest on, the 1998 Debentures as of the date of this information statement is approximately $83.8 million. In connection with the transactions contemplated by the Purchase Agreement, Charterhouse and the Company entered into an amended and restated purchase agreement, dated April 14, 2000, as amended on May 26, 2000 (as amended, the "Amended Charterhouse Purchase Agreement") providing for, effective as of the Closing, amendments to the terms of the 1998 Debentures and restructuring of the transactions contemplated by the 1998 Charterhouse Purchase Agreement. The Amended Charterhouse Purchase Agreement is more fully described in the Proxy Statement under the heading "Proposal No. 1: The Preferred Stock Transactions-- Other Agreements--Amended Charterhouse Purchase Agreement." Charterhouse Equity Partners III, L.P., a Delaware limited partnership ("CEP III"), is the principal member of Charterhouse. The general partner of CEP III is CHUSA Equity Investors III, L.P., whose general partner is Charterhouse Equity III, Inc., a wholly-owned subsidiary of Charterhouse International. Mr. Pfeffer serves as a Senior Vice President of Charterhouse International. Mr. Berner serves as a Managing Director of Charterhouse International. For a detailed description of the interests of Charterhouse in the transactions contemplated by the Purchase Agreement, see the information provided in the Proxy Statement under the heading "Proposal No. 1: The Preferred Stock Transactions--the KPS Transaction--Interests of Certain Persons in the KPS Transaction--Interests of Charterhouse."

Securities Beneficially Owned By Principal Stockholders And Management

   The following table sets forth the beneficial ownership of the Common Stock as of May 26, 2000 by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of the outstanding shares of Common Stock,
(ii) each director, (iii) each named executive officer (as defined in Item 402(a)(3) of Regulation S-K under the Exchange Act) and two other current executive officers, and (iv) all current directors and executive officers as a group. Unless otherwise indicated, each such person (alone or with family members) has sole voting and dispositive power with respect to the shares listed opposite such person's name. Except as otherwise indicated, the address of each such person is c/o United Road Services, Inc., 17 Computer Drive West, Albany, New York 12205.

                                                       Number of
                                                   Beneficially-Owned Percent of
       Name                                              Shares        Class(1)
       ----                                        ------------------ ----------
       Gerald R. Riordan..........................        3,077           *
       Richard A. Molyneux........................        2,000(2)        *
       Grace M. Hawkins...........................        2,000(2)        *
       Mark J. Henninger..........................       38,429(3)       2.0
       Edward W. Morawski.........................       69,227          3.6
       Todd Q. Smart..............................       30,927(4)       1.6
       Merril M. Halpern(5).......................          --            --
       Robert L. Berner, III(5)...................          --            --
       Michael S. Pfeffer(5)......................          --            --
       Donald J. Marr.............................       11,999(2)        *
       Edward T. Sheehan(6).......................       75,856(7)       3.9
       Allan D. Pass, Ph.D(8).....................        9,000(2)        *
       Robert J. Adams, Jr.(9)....................        4,500(2)        *
       Charter URS LLC............................      539,176(10)      21.9
       John David Floyd(11).......................      129,371(12)      6.7
       Michael A. Wysocki.........................       86,676(13)      4.5
       Harold W. Borhauer II......................       14,194           *
       All directors and executive officers
        as a group (12 persons)...................      258,529          13.3

--------
*  Less than one percent.
(1) The applicable percentage of ownership is based upon 1,921,077 shares of Common Stock outstanding as of May 26, 2000.
(2) Consists entirely of shares issuable pursuant to options exercisable within 60 days.
(3) Includes 666 shares issuable pursuant to options exercisable within 60 days and 37,762 shares held of record by the Henninger Family Revocable Trust, dated January 21, 1999.
(4) Includes 666 shares issuable pursuant to options exercisable within 60 days.
(5) The address of this director is c/o Charterhouse Group International, Inc., 535 Madison Avenue, New York, New York 10022.
(6)  The address of this stockholder is 6 East Ridge Road, Loudonville, NY
     12211.
(7) Includes 1,123 shares held by children of Mr. Sheehan. Mr. Sheehan disclaims beneficial ownership of such shares. Also includes 70,400 shares held of record by the Edward T. Sheehan 1992 Revocable Trust and 4,333 shares issuable pursuant to options exercisable within 60 days.
(8)  The address of this stockholder is 10775 Babcock Blvd., Gibsonia, PA
     15044.
(9)  The address of this stockholder is 885 Beaverbrook Drive, Atlanta, GA
     30318.
(10) Consists entirely of shares issuable upon conversion of the Debentures held by Charterhouse. According to a Schedule 13D, dated as of December 7, 1998 and amended as of March 16, 1999, Charterhouse Equity Partners III, L.P., a Delaware limited partnership ("CEP III"), is the principal member of Charterhouse. The general partner of CEP III is CHUSA Equity Investors III, L.P., whose general partner is Charterhouse Equity III, Inc., a wholly-owned subsidiary of Charterhouse International. Each of Charterhouse and CEP III has shared voting and dispositive power over the shares held of record by Charterhouse and may be deemed to beneficially own these shares. Mr. Halpern serves as Chairman of the board and Chief Executive Officer of Charterhouse International. Mr. Berner serves as Managing Director of Charterhouse International. Mr. Pfeffer serves as Senior Vice President of Charterhouse International. Messrs. Halpern, Berner and Pfeffer disclaim beneficial ownership with respect to the shares held of record by Charterhouse. The address of Charterhouse is c/o Charterhouse Group International, Inc., 535 Madison Avenue, New York, New York 10022.
(11)  The address of this stockholder is 219 Granite Court, Boulder City, NV
      89005.
(12) Includes 450 shares issuable pursuant to options exercisable within 60 days.
(13) Includes 14,841 shares held by Translesco, Inc. of which Mr. Wysocki is the majority owner.

Common Stock Performance Graph

   The following graph compares the percentage change in the Company's cumulative total shareholder return on its Common Stock for the period during which the Common Stock was registered under Section 12 of the Exchange Act against the cumulative total return of the Nasdaq Total Return (U.S.) Index (the "Nasdaq Index") and the cumulative total return of the Nasdaq Transportation Index(1) (the "Transportation Index") for the same period. The graph assumes an investment of $100 on May 1, 1998(2) in the Common Stock and in the stocks comprising the Nasdaq Index and the Transportation Index, and assumes reinvestment of dividends, if any.


                                  [LINE GRAPH]

                                                May 1, December 31, December 31,
                                                 1998      1998         1999
                                                ------ ------------ ------------
      United Road Services, Inc................  100       141           13
      Nasdaq Index.............................  100       119          221
      Transportation Index.....................  100        81           82

--------
(1) The Transportation Index includes more than 100 railroads, trucking companies, airlines, pipelines (except natural gas) and services such as warehousing and travel arrangements.
(2) The Company's Common Stock began trading on the Nasdaq National Market on May 1, 1998. Prior to May 1, 1998, the Common Stock was not publicly traded. Comparative data is presented for the period beginning on May 1, 1998 and ending on December 31, 1999.

Section 16(a) Beneficial Ownership Reporting Compliance

   Section 16(a) of the Exchange Act requires that the Company's directors and executive officers, and persons who own more than ten percent of the Company's Common Stock, file with the SEC initial reports of ownership and reports of changes in ownership of the Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent stockholders are also required by SEC regulations to furnish the Company with copies of all Section 16(a) reports that they file with the SEC.

   To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company and representations that no other reports were required, during the fiscal year ended December 31, 1999, all Section 16(a) filing requirements applicable to its officers, directors and greater than ten percent beneficial owners were complied with, except that Mr. Riordan was late in filing a Form 3 in connection with his commencement of employment with the Company.

                                          UNITED ROAD SERVICES, INC.

                                                   /s/ Gerald R. Riordan

                                          Gerald R. Riordan
                                          Chief Executive Officer

Date: June 13, 2000

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